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                             July 19, 2023

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       4643 South Ulster Street, Suite 1510
       Denver, CO 80237

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Post-Qualification
Amendment No. 3 to Form 1-A
                                                            Filed June 27, 2023
                                                            File No. 024-11723

       Dear Curtis Allen:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 3 to Form 1-A filed June 27, 2023

       Maturity Date, page 6

   1. We note that you have removed disclosure from this section stating that the extension of the maturity date would
constitute a new offering. Please tell us whether you will file a post-qualification
amendment if there is a fundamental change to the terms of a security.
       Use of Proceeds, page 18

   2. We note in footnote 1 you state that the Broker-Dealer Fee assumes that "we sell the
                                                        Maximum Offering Amount
comprised of $10,679,000." You state in your response letter that your updated
Maximum Offering Amount is $14,131,000 in gross proceeds. Please revise to include the
updated and accurate maximum offering amount throughout the
                                                        filing.
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany
July       NamePhoenix Capital Group Holdings, LLC
     19, 2023
July 19,
Page  2 2023 Page 2
FirstName LastName
Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds, page 22

3. We note your disclosure that Mr. Willer will be "re-allowed" a portion of the broker-
         dealer fee. Please revise to clarify the meaning of this term for investors and disclose the portion of the fee to which Mr. Willer will be entitled.
Description of Bonds, page 39

4.       In prior comment 5, we requested that you clearly state the amount of bonds and
         unsecured notes offered and sold in each Regulation D offering. We re-issue our comment, in part. In this regard, we note the second paragraph on page 5 of your response letter where you state that the Issuer "began selling Bonds under the third 506(c)
         offering on July 22, 2022 (the    Third 506(c) Offering   )" and also
state that "as of June 22,
         2023, the Issuer sold approximately $14,400,000 of unsecured notes in the Third 506(c)
         Offering." It is unclear whether you are using Bonds and unsecured notes interchangeably, or if both types of securities were offered during the Third Offering (if so, clarify the amount sold of each security). Please revise to ensure that references to unsecured notes, unsecured bonds, and Bonds are made consistently, including capitalization, as applicable, and with specific meaning (rather than interchangeably) in both the response letter and in the Offering Statement.
5. Please clarify your statement in the third paragraph on page 5 of the response letter that the selling of unsecured bonds pursuant to the Fourth Offering "replaced" the Second and Third Offering. In this regard, it is unclear whether the securities offered in the
         Fourth Offering were intended to be the same as or different than the two preceding offerings.
6. Refer to the final paragraph of your supplemental response to prior comment 5. Can you affirmatively state that you ensure that the PPMs that include Reg. A information will be accompanied or preceded by the offering circular? For example, do you have controls in place ensuring that the only access to the PPMs is via the website, or is it possible investors could get them from another source? Please confirm and advise.
Manager and Executive Officers and Significant Employees, page 47

7. We note your response to prior comment 6. Please revise to disclose Adam Ferrari's involvement with Ferrari Energy and provide any related disclosures required under Item
         10. Ensure that you have provided similarly comprehensive disclosure for your manager and other executive officers.
Compensation of Directors and Executive Officers, page 49

8. We note that your revisions reflect increased cash compensation paid to your executive officers in the fiscal year ended December 31, 2022. In this regard, we note that the compensation paid to the chief executive officer is significantly higher than previously disclosed. With a view to disclosure, please tell us the basis for these revisions.
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany
July       NamePhoenix Capital Group Holdings, LLC
     19, 2023
July 19,
Page  3 2023 Page 3
FirstName LastName
Supplement Oil and Gas Schedules - Unaudited
Oil and Natural Gas Reserve Information, page 57

9. We have reviewed your expanded disclosure in response to prior comment 9 and reissue our comment in part, as the explanation relating to the revisions of previous estimates provided in footnote 1 identifies various individual factors, such as new well reserve additions on existing ownership, technical revisions due to changes in commodity prices, and well performance relative to type curves, but does not clearly correlate these factors to the specific annual period in which the change occurred.

         Please revise your discussion to separately identify and quantify each individual factor that contributed to the overall change in the net quantities of reserves for each of the annual periods presented, e.g. the specific factors contributing to revisions for the year ended December 31, 2021 and for the year ended December 31, 2022. If two or more unrelated factors are combined to arrive at the overall change during the period, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so that the change in net reserve quantities is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.
Standardized Measure of Discounted Future Net Cash Flows, page 58

10. We have reviewed your expanded disclosure in response to prior comment 9 and reissue our comment in part, as your disclosure of the changes that occurred in the standardized measure of discounted cash flows appears to be limited to the changes that occurred between December 31, 2021 and the year ended December 31, 2022.

         Please expand your disclosure to additionally present the changes that occurred between
         December 31, 2020 and the year ended December 31, 2021. Also consider modifying your presentation format to provide the changes as a reconciliation in the dollar amounts from the beginning to the end of each period, e.g. beginning December 31, 2021 and ending December 31, 2022, and beginning December 31, 2020 and ending December 31,
         2021. Refer to FASB ASC 932-235-50-35 and Item 302(b)(1) of Regulation S-K.
 Curtis Allen
Phoenix Capital Group Holdings, LLC
July 19, 2023
Page 4

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff
Attorney, at (202) 551-8770 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameCurtis Allen
                                                             Division of
Corporation Finance
Comapany NamePhoenix Capital Group Holdings, LLC
                                                             Office of Energy &
Transportation
July 19, 2023 Page 4
cc:       Rhys James, Esq.
FirstName LastName